

February 2, 2015

<u>Via Facsimile</u>
Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay Offshore Partners L.P.
Belvedere Building, 4th Floor
69 Pitts Bay Road
Hamilton, HM 08
Bermuda

   Re: **Teekay Offshore Partners L.P.**
       Form 20-F for the Fiscal Year Ended December 31, 2013
       Filed April 29, 2014
       File No. 1-33198

Dear Mr. Evensen:

   We refer you to our comment letter dated December 19, 2014 regarding business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Mark Cave, Secretary

    Anne Nguyen Parker
    Assistant Director
    Division of Corporation Finance